CUSIP NO.    946756 10 3                    13G                Page 1 of 5 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                               (Amendment No. 1)*


                            Waypoint Financial Corp.
                                (Name of Issuer)


               ---------------------------------------------------

                         (Title of Class of Securities)

                                   946756 10 3
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of This Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |X|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
























                                Page 1 of 5 Pages


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CUSIP NO.   946756 10 3                    13G                 Page 2 of 5 Pages




1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(ENTITIES ONLY)

         Waypoint Bank Employee Stock Ownership Plan Trust
         Harris Savings Bank Employee Stock Ownership Plan Trust
         York Financial Corp. Employee Stock Ownership Plan Trust

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   |_|
2                                                                     (b)   |X|
3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania

 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY             1,598,862
  OWNED BY
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH              735,968

                   7     SOLE DISPOSITIVE POWER

                         2,334,830

                   8     SHARED DISPOSITIVE POWER

                         0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,334,830

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                            |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.96% of 39,158,390 shares of Common Stock outstanding as of December 31, 2001.

12       TYPE IN REPORTING PERSON*

                  EP


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CUSIP NO.   946756 10 3                    13G                 Page 3 of 5 Pages



Item 1(a).        Name of Issuer:

                  Waypoint Financial Corp.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  235 North Second Street
                  Harrisburg, Pennsylvania 17101

Item 2(a).        Name of Person Filing:

                  Waypoint Bank Employee Stock Ownership Plan Trust*
                  Harris Savings Bank Employee Stock Ownership Plan Trust* York Financial Corp. Employee Stock Ownership Plan Trust*
                  * affiliated plans of single employer
                  Trustee: Waypoint Bank Trust Department

Item 2(b).        Address of Principal Business Office:

                  235 North Second Street
                  Harrisburg, Pennsylvania 17101

Item 2(c).        Citizenship or Place of Organization:

                  Pennsylvania.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  946756 10 3

Item 3. If this Statement is Filed Pursuant To Rule 13d-1(b) or 13d-2(b), or (c), Check Whether the Person Filing is a:

                  (f) |X| This person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974; see 13d-1(b)(1)(ii)(F).

Item 4.           Ownership:

                  Based on information available to the Employee Benefit Plan as of December 31, 2001, the reporting person(s) beneficially owned


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CUSIP NO.      946756 10 3                    13G              Page 4 of 5 Pages



                  2,334,830 shares of the Issuer. This number of shares represents 5.96% of the common stock, par value $.01 per share, of the Issuer, based upon 39,158,390 shares of such common stock outstanding as of December 31, 2001. As of December 31, 2001, the reporting person has sole power to vote or to direct the vote of 1,598,862 shares and the shared power to vote or direct the vote of 735,968 shares. The reporting person has sole power to dispose or to direct the disposition of 2,334,830 shares of common stock.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group:

                  The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.           Notice of  Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO.  946756 10 3                                         Page 5 of 5 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 11, 2002                       WAYPOINT BANK EMPLOYEE STOCK
                                              OWNERSHIP PLAN TRUST
                                              By: Waypoint Bank Trust Department



                                              By: /s/ David E. Zuern
                                                 -------------------------------
                                                 David E.  Zuern
                                                 Member of the ESOP Committee